Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Glacier Bancorp, Inc.
Kalispell, Montana

We consent to the incorporation by reference in the registration statements on Forms S-8 (Files No. 333-233079, No. 333-224223, No. 333-204023 and No. 333-184874) of our report dated February 21, 2020, on our audits of the consolidated statements of financial condition as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the three years then ended appearing in this Annual Report on Form 10-K of Glacier Bancorp, Inc. We also consent to the incorporation by reference of our report dated February 21, 2020, on the effectiveness of internal control over financial reporting of Glacier Bancorp, Inc. as of December 31, 2019.

/s/ BKD, LLP

Denver, Colorado
February 21, 2020